

October 30, 2020

Glenn E. Martin
Chief Executive Officer
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

> **Re: WEED, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 14, 2020**
> **File No. 024-11152**

Dear Mr. Martin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A, filed October 14, 2020

General

1.   We note your response to comment 1, and your amended disclosure that investors can purchase securities "at a purchase price of $1.00 per Unit for the first $5,000,000, $2.00 per Unit for the next $14,000,000, and $3.00 per Unit for the last $21,000,000. Each investor in the Units may only invest in one pricing tier." Although investors cannot invest in more than one pricing tier, because you are selling shares at different prices at different times throughout your offering, it appears that your price is not fixed. Also, because it appears that you are offering a discounted price to encourage early investment, the offering of all securities will not be commenced within two calendar days following the qualification date, and therefore this is a delayed primary offering, which is

not permitted by Regulation A. See Rule 251(d)(3). Therefore, please amend your disclosure to remove this incentive from your filing, and fix a price for your offering.

2. We note your response to comment 3. In your July 14, 2020 response to comment 10 in our letter dated March 10, 2020, you asserted that the purchase agreement referenced in your original filing would not be used in this offering. However, the subscription agreement you have filed with the current amendment includes an exclusive forum provision that is not described in your offering circular. Please revise the disclosure in your offering circular to describe the exclusive forum provision in the subscription agreement that will be used in this offering, including the extent to which the provision applies to claims under the federal securities laws. In this regard, we note the statement in your subscription agreement that "this choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws."

3. We note your disclosure that your common stock is quoted on the OTCQB, and trades "on a sporadic and limited basis." Please amend your filing to provide risk factor disclosure related to the limited market for your common stock. In this regard, we note your disclosure on the bottom of page 18 of your Form 10-K for the year ended December 31, 2019, filed March 30, 2020.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services